UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Quantum Corporation
(Name of Issuer) Common Stock, par value $.01 per share

(Title of Class of Securities)

747906204
(CUSIP Number)

Mr. Chad Atkins Private Capital Management, LLC 8889 Pelican Bay Boulevard, Suite 500 Naples, FL 34108 (239) 254-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 5, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	747906204	Page 2 of 21 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Private Capital Management, LLC (46-3167283)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Private Capital Management, LLC Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Private Capital Management, LLC 0
	8	SHARED VOTING POWER
Private Capital Management, LLC 16,525,302
	9	SOLE DISPOSITIVE POWER
Private Capital Management, LLC 0
	10	SHARED DISPOSITIVE POWER
Private Capital Management, LLC 16,525,302
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Private Capital Management, LLC 16,525,302
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Private Capital Management, LLC 6.31%
14		TYPE OF REPORTING PERSON
Private Capital Management IA

SCHEDULE 13D

CUSIP No.	747906204	Page 3 of 21 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Mr. Gregg J. Powers
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO/PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Gregg J. Powers USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Gregg J. Powers 536,500
	8	SHARED VOTING POWER
Gregg J. Powers 16,525,302
	9	SOLE DISPOSITIVE POWER
Gregg J. Powers 536,500
	10	SHARED DISPOSITIVE POWER
Gregg J. Powers 16,525,302
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Gregg J. Powers 17,061,802
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Gregg J. Powers 6.52%
14		TYPE OF REPORTING PERSON
Gregg J. Powers IN

Item 1.                     Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, $.01 par value per share (the “Common Stock”), of Quantum Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 224 Airport Parkway, San Jose, CA 95110.  The common stock is listed on the New York Stock Exchange.

Item 2.                     Identity and Background.

(a)           This Schedule 13D is filed by Private Capital Management, LLC (“PCM”) and Gregg J. Powers, the CEO and Portfolio Manager of PCM.  PCM and Mr. Powers are collectively referred to as the “Reporting Persons”.  Mr. Powers disclaims beneficial ownership for the shares held by PCM.  The Reporting Persons disclaim the existence of a group with respect to any third party.

(b)           Each of the Reporting Person’s business addresses are 8889 Pelican Bay Boulevard, Suite 500, Naples, FL 34108.

(c)           PCM is a registered investment adviser under the Investment Advisers Act of 1940.  PCM has the power and authority to make decisions to buy and sell securities on behalf of its clients.  Mr. Powers, as CEO and Portfolio Manager of PCM, has the authority to direct the actions of PCM including the decisions to buy and sell stock.

(d)           None of the Reporting Persons has, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           PCM is a limited liability corporation organized under the laws of the state of Delaware.  Mr. Powers is a United States citizen.

Item 3.                     Source and Amount of Funds or Other Consideration.

PCM has acquired shares of Common Stock at an aggregate purchase price of $31,455,949 on behalf of its investment advisory clients.  Funds for these purchases were derived from PCM clients.

Mr. Powers has acquired shares of Common Stock at an aggregate purchase price of $882,028, which were acquired with his personal funds.

Item 4.                     Purpose of Transaction.

PCM has acquired shares of Common Stock in the normal course of its business as a registered investment adviser investing Client assets on a fully discretionary basis.  PCM does not currently have any intention of pursuing any of the activities listed in Item 4 of Schedule 13D (which are set forth below), other than Item (a) (acquisition or disposition of additional Common Stock or other securities), which PCM may engage in in the ordinary course of its business or Mr. Powers may engage in in his individual capacity.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Page 4 of 21 Pages

(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Since August 2013 Gregg Powers, one of the Reporting Persons, has served as a Director of the Issuer.  Mr. Powers also serves as CEO and Portfolio Manager of PCM.  In Mr. Powers’ capacity as a Director of the Issuer he may be required to consider or participate in deliberations or Board actions regarding Items listed above.  The Reporting Persons will not consider Mr. Power’s consideration or participation in deliberations or Board actions with respect to any of the activities listed in Item 4 of Schedule 13D in his capacity as a Director of the Issuer, in and of itself, as constituting plan or proposal by the Reporting Persons that would necessitate an update or revision of this Schedule 13D.

Item 5.                     Interest in Securities of the Issuer.

(a & b)    The information contained in the cover pages of the Reporting Persons filed herewith is incorporated herein.

 (c)           The Reporting Persons acquired all of the shares of the Issuer pursuant to the purchase of Common Stock.  All purchases and sales in the last 60 days are attached to this schedule.  All purchases of Common Stock by the Reporting Persons within the last 60 days have been for PCM Clients.  Neither Reporting Person holds any pecuniary interest in those shares of Common Stock.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                     Material to be Filed as Exhibits.

Not applicable.

Page 5 of 21 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2015	Private Capital Management, LLC

	By:	/s/ Chad D. Atkins
Chad D. Atkins
President, General Counsel and CCO

Gregg J. Powers

By:	/s/ Gregg J. Powers
CEO & Portfolio Manager, Private Capital Management, LLC

Page 6 of 21 Pages

Trade Date	Transaction Type	Fund	Quantity	Price
6/25/2015	Sell	Reporting Person 1	3,800	1.76
6/25/2015	Sell	Reporting Person 1	1,750	1.76
8/3/2015	Sell	Reporting Person 1	68	1.07
8/3/2015	Sell	Reporting Person 1	4,500	1.07
8/3/2015	Sell	Reporting Person 1	3,867	1.07
8/5/2015	Buy	Reporting Person 1	552,000	1.17
8/5/2015	Buy	Reporting Person 1	2,800	1.14
8/5/2015	Buy	Reporting Person 1	25,200	1.17
8/5/2015	Buy	Reporting Person 1	9,100	1.11
8/5/2015	Buy	Reporting Person 1	2,800	1.14
8/5/2015	Buy	Reporting Person 1	4,700	1.17
8/5/2015	Buy	Reporting Person 1	5,800	1.14
8/5/2015	Buy	Reporting Person 1	9,200	1.14
8/5/2015	Buy	Reporting Person 1	5,900	1.14
8/5/2015	Buy	Reporting Person 1	11,800	1.17
8/5/2015	Buy	Reporting Person 1	20,900	1.14
8/5/2015	Buy	Reporting Person 1	33,400	1.15
8/5/2015	Buy	Reporting Person 1	5,800	1.14
8/5/2015	Buy	Reporting Person 1	9,900	1.17
8/5/2015	Buy	Reporting Person 1	5,800	1.14
8/5/2015	Buy	Reporting Person 1	33,200	1.14
8/5/2015	Buy	Reporting Person 1	4,500	1.17
8/5/2015	Buy	Reporting Person 1	6,200	1.14

Page 7 of 21 Pages

8/5/2015	Buy	Reporting Person 1	5,600	1.15
8/5/2015	Buy	Reporting Person 1	3,600	1.15
8/5/2015	Buy	Reporting Person 1	47,000	1.15
8/5/2015	Buy	Reporting Person 1	14,600	1.14
8/5/2015	Buy	Reporting Person 1	18,000	1.17
8/5/2015	Buy	Reporting Person 1	22,300	1.15
8/5/2015	Buy	Reporting Person 1	8,800	1.11
8/5/2015	Buy	Reporting Person 1	4,700	1.17
8/5/2015	Buy	Reporting Person 1	6,000	1.14
8/5/2015	Buy	Reporting Person 1	44,000	1.14
8/5/2015	Buy	Reporting Person 1	10,600	1.14
8/5/2015	Buy	Reporting Person 1	2,076	1.17
8/5/2015	Buy	Reporting Person 1	36,400	1.11
8/5/2015	Buy	Reporting Person 1	64,600	1.14
8/5/2015	Buy	Reporting Person 1	5,900	1.14
8/5/2015	Buy	Reporting Person 1	182,000	1.14
8/5/2015	Buy	Reporting Person 1	22,500	1.15
8/5/2015	Buy	Reporting Person 1	10,600	1.14
8/5/2015	Buy	Reporting Person 1	2,400	1.15
8/5/2015	Buy	Reporting Person 1	2,400	1.15
8/5/2015	Buy	Reporting Person 1	2,400	1.15
8/5/2015	Buy	Reporting Person 1	2,400	1.15
8/5/2015	Buy	Reporting Person 1	13,800	1.14
8/5/2015	Buy	Reporting Person 1	8,100	1.16

Page 8 of 21 Pages

8/5/2015	Buy	Reporting Person 1	13,700	1.14
8/5/2015	Buy	Reporting Person 1	3,844	1.15
8/5/2015	Buy	Reporting Person 1	23,056	1.15
8/5/2015	Buy	Reporting Person 1	4,600	1.14
8/5/2015	Buy	Reporting Person 1	18,200	1.14
8/5/2015	Buy	Reporting Person 1	5,700	1.14
8/5/2015	Buy	Reporting Person 1	10,500	1.14
8/5/2015	Buy	Reporting Person 1	9,200	1.18
8/5/2015	Buy	Reporting Person 1	5,600	1.14
8/5/2015	Buy	Reporting Person 1	10,800	1.14
8/5/2015	Buy	Reporting Person 1	5,500	1.14
8/5/2015	Buy	Reporting Person 1	6,000	1.14
8/5/2015	Buy	Reporting Person 1	26,612	1.15
8/5/2015	Buy	Reporting Person 1	6,100	1.15
8/5/2015	Buy	Reporting Person 1	12,000	1.14
8/5/2015	Buy	Reporting Person 1	18,600	1.15
8/5/2015	Buy	Reporting Person 1	11,500	1.15
8/6/2015	Buy	Reporting Person 1	39,900	1.17
8/6/2015	Buy	Reporting Person 1	7,800	1.18
8/6/2015	Buy	Reporting Person 1	41,100	1.17
8/6/2015	Buy	Reporting Person 1	13,200	1.16
8/6/2015	Buy	Reporting Person 1	32,900	1.16
8/6/2015	Buy	Reporting Person 1	10,400	1.16
8/6/2015	Buy	Reporting Person 1	5,000	1.18

Page 9 of 21 Pages

8/6/2015	Buy	Reporting Person 1	17,900	1.13
8/6/2015	Buy	Reporting Person 1	2,000	1.14
8/6/2015	Buy	Reporting Person 1	8,100	1.14
8/6/2015	Buy	Reporting Person 1	9,800	1.14
8/6/2015	Buy	Reporting Person 1	25,000	1.16
8/6/2015	Buy	Reporting Person 1	15,400	1.16
8/6/2015	Buy	Reporting Person 1	17,900	1.13
8/6/2015	Buy	Reporting Person 1	6,600	1.13
8/6/2015	Buy	Reporting Person 1	16,700	1.14
8/6/2015	Buy	Reporting Person 1	21,400	1.16
8/6/2015	Buy	Reporting Person 1	16,300	1.16
8/6/2015	Buy	Reporting Person 1	14,400	1.13
8/6/2015	Buy	Reporting Person 1	5,600	1.13
8/6/2015	Buy	Reporting Person 1	800	1.15
8/6/2015	Buy	Reporting Person 1	9,800	1.16
8/6/2015	Buy	Reporting Person 1	2,300	1.13
8/6/2015	Buy	Reporting Person 1	2,900	1.13
8/6/2015	Buy	Reporting Person 1	3,800	1.13
8/6/2015	Buy	Reporting Person 1	14,300	1.14
8/6/2015	Buy	Reporting Person 1	10,400	1.14
8/6/2015	Buy	Reporting Person 1	6,100	1.16
8/6/2015	Buy	Reporting Person 1	7,800	1.16
8/6/2015	Buy	Reporting Person 1	23,400	1.16
8/6/2015	Buy	Reporting Person 1	19,300	1.14

Page 10 of 21 Pages

8/6/2015	Buy	Reporting Person 1	15,200	1.14
8/6/2015	Buy	Reporting Person 1	42,700	1.16
8/6/2015	Buy	Reporting Person 1	15,323	1.16
8/6/2015	Buy	Reporting Person 1	20,200	1.14
8/6/2015	Buy	Reporting Person 1	20,000	1.14
8/6/2015	Buy	Reporting Person 1	8,600	1.18
8/6/2015	Buy	Reporting Person 1	5,600	1.18
8/6/2015	Buy	Reporting Person 1	11,400	1.16
8/6/2015	Buy	Reporting Person 1	1,600	1.14
8/6/2015	Buy	Reporting Person 1	32,400	1.14
8/6/2015	Buy	Reporting Person 1	19,400	1.14
8/6/2015	Buy	Reporting Person 1	14,000	1.14
8/6/2015	Buy	Reporting Person 1	25,500	1.14
8/6/2015	Buy	Reporting Person 1	18,800	1.13
8/6/2015	Buy	Reporting Person 1	15,500	1.16
8/6/2015	Buy	Reporting Person 1	2,200	1.14
8/6/2015	Buy	Reporting Person 1	22,000	1.13
8/6/2015	Buy	Reporting Person 1	10,500	1.13
8/6/2015	Buy	Reporting Person 1	11,300	1.15
8/6/2015	Buy	Reporting Person 1	3,800	1.14
8/6/2015	Buy	Reporting Person 1	6,000	1.14
8/6/2015	Buy	Reporting Person 1	12,700	1.16
8/6/2015	Buy	Reporting Person 1	9,600	1.14
8/6/2015	Buy	Reporting Person 1	2,100	1.14

Page 11 of 21 Pages

8/6/2015	Buy	Reporting Person 1	4,700	1.14
8/6/2015	Buy	Reporting Person 1	81,700	1.15
8/6/2015	Buy	Reporting Person 1	12,400	1.16
8/6/2015	Buy	Reporting Person 1	10,600	1.13
8/6/2015	Buy	Reporting Person 1	3,800	1.13
8/6/2015	Buy	Reporting Person 1	9,200	1.16
8/6/2015	Buy	Reporting Person 1	16,400	1.16
8/6/2015	Buy	Reporting Person 1	5,100	1.16
8/6/2015	Buy	Reporting Person 1	7,519	1.13
8/6/2015	Buy	Reporting Person 1	3,500	1.16
8/6/2015	Buy	Reporting Person 1	16,600	1.16
8/6/2015	Buy	Reporting Person 1	6,000	1.16
8/6/2015	Buy	Reporting Person 1	12,300	1.16
8/6/2015	Buy	Reporting Person 1	5,800	1.16
8/6/2015	Buy	Reporting Person 1	7,900	1.14
8/6/2015	Buy	Reporting Person 1	1,300	1.16
8/6/2015	Buy	Reporting Person 1	22,400	1.16
8/6/2015	Buy	Reporting Person 1	17,700	1.16
8/6/2015	Buy	Reporting Person 1	38,600	1.16
8/6/2015	Buy	Reporting Person 1	16,900	1.16
8/6/2015	Buy	Reporting Person 1	8,300	1.16
8/6/2015	Buy	Reporting Person 1	1,824	1.16
8/6/2015	Buy	Reporting Person 1	10,300	1.16
8/6/2015	Buy	Reporting Person 1	7,200	1.16

Page 12 of 21 Pages

8/6/2015	Buy	Reporting Person 1	5,200	1.16
8/6/2015	Buy	Reporting Person 1	9,500	1.16
8/6/2015	Buy	Reporting Person 1	8,900	1.16
8/6/2015	Buy	Reporting Person 1	8,400	1.14
8/6/2015	Buy	Reporting Person 1	78,400	1.16
8/6/2015	Buy	Reporting Person 1	4,000	1.16
8/6/2015	Buy	Reporting Person 1	9,300	1.16
8/6/2015	Buy	Reporting Person 1	3,900	1.16
8/6/2015	Buy	Reporting Person 1	21,588	1.13
8/6/2015	Buy	Reporting Person 1	2,400	1.16
8/6/2015	Buy	Reporting Person 1	4,600	1.16
8/6/2015	Buy	Reporting Person 1	5,700	1.16
8/6/2015	Buy	Reporting Person 1	1,300	1.14
8/6/2015	Buy	Reporting Person 1	3,200	1.13
8/6/2015	Buy	Reporting Person 1	9,500	1.13
8/6/2015	Buy	Reporting Person 1	5,500	1.13
8/6/2015	Buy	Reporting Person 1	10,300	1.13
8/7/2015	Buy	Reporting Person 1	2,700	1.15
8/7/2015	Buy	Reporting Person 1	2,700	1.15
8/7/2015	Buy	Reporting Person 1	8,100	1.18
8/7/2015	Buy	Reporting Person 1	11,400	1.15
8/7/2015	Buy	Reporting Person 1	5,000	1.15
8/7/2015	Buy	Reporting Person 1	5,000	1.15
8/7/2015	Buy	Reporting Person 1	5,000	1.15

Page 13 of 21 Pages

8/7/2015	Buy	Reporting Person 1	32,085	1.15
8/7/2015	Buy	Reporting Person 1	2,600	1.18
8/7/2015	Buy	Reporting Person 1	10,000	1.15
8/7/2015	Buy	Reporting Person 1	11,300	1.15
8/7/2015	Buy	Reporting Person 1	10,400	1.18
8/7/2015	Buy	Reporting Person 1	11,423	1.18
8/7/2015	Buy	Reporting Person 1	17,400	1.18
8/7/2015	Buy	Reporting Person 1	11,500	1.18
8/7/2015	Buy	Reporting Person 1	8,200	1.18
8/7/2015	Buy	Reporting Person 1	4,777	1.18
8/7/2015	Buy	Reporting Person 1	5,100	1.18
8/7/2015	Buy	Reporting Person 1	5,400	1.18
8/7/2015	Buy	Reporting Person 1	3,000	1.15
8/7/2015	Buy	Reporting Person 1	19,900	1.15
8/7/2015	Buy	Reporting Person 1	9,104	1.15
8/7/2015	Buy	Reporting Person 1	5,800	1.15
8/7/2015	Buy	Reporting Person 1	2,900	1.18
8/7/2015	Buy	Reporting Person 1	2,600	1.15
8/7/2015	Buy	Reporting Person 1	11,600	1.15
8/7/2015	Buy	Reporting Person 1	7,800	1.18
8/7/2015	Buy	Reporting Person 1	11,500	1.18
8/7/2015	Buy	Reporting Person 1	10,000	1.15
8/7/2015	Buy	Reporting Person 1	700	1.15
8/10/2015	Buy	Reporting Person 1	3,729	1.15

Page 14 of 21 Pages

8/10/2015	Buy	Reporting Person 1	200	1.19
8/10/2015	Buy	Reporting Person 1	2,377	1.18
8/10/2015	Buy	Reporting Person 1	21,722	1.18
8/10/2015	Buy	Reporting Person 1	3,600	1.15
8/10/2015	Buy	Reporting Person 1	15,496	1.15
8/10/2015	Buy	Reporting Person 1	5,668	1.19
8/10/2015	Buy	Reporting Person 1	2,300	1.15
8/10/2015	Buy	Reporting Person 1	3,400	1.15
8/10/2015	Buy	Reporting Person 1	4,281	1.15
8/10/2015	Buy	Reporting Person 1	1,600	1.15
8/10/2015	Buy	Reporting Person 1	13,300	1.15
8/11/2015	Buy	Reporting Person 1	3,900	1.14
8/11/2015	Buy	Reporting Person 1	9,300	1.13
8/11/2015	Buy	Reporting Person 1	20,200	1.15
8/11/2015	Buy	Reporting Person 1	5,300	1.15
8/11/2015	Buy	Reporting Person 1	4,800	1.15
8/11/2015	Buy	Reporting Person 1	9,500	1.15
8/11/2015	Buy	Reporting Person 1	4,300	1.15
8/11/2015	Buy	Reporting Person 1	9,300	1.15
8/11/2015	Buy	Reporting Person 1	3,671	1.14
8/11/2015	Buy	Reporting Person 1	8,500	1.14
8/11/2015	Buy	Reporting Person 1	7,800	1.14
8/11/2015	Buy	Reporting Person 1	2,800	1.15
8/11/2015	Buy	Reporting Person 1	2,600	1.15

Page 15 of 21 Pages

8/11/2015	Buy	Reporting Person 1	3,000	1.15
8/11/2015	Buy	Reporting Person 1	5,600	1.15
8/11/2015	Buy	Reporting Person 1	14,500	1.15
8/11/2015	Buy	Reporting Person 1	14,600	1.15
8/11/2015	Buy	Reporting Person 1	2,700	1.15
8/11/2015	Buy	Reporting Person 1	3,600	1.14
8/11/2015	Buy	Reporting Person 1	85,615	1.13
8/11/2015	Buy	Reporting Person 1	3,700	1.13
8/11/2015	Buy	Reporting Person 1	7,200	1.15
8/11/2015	Buy	Reporting Person 1	15,400	1.15
8/11/2015	Buy	Reporting Person 1	1,500	1.15
8/11/2015	Buy	Reporting Person 1	1,300	1.15
8/11/2015	Buy	Reporting Person 1	1,500	1.15
8/11/2015	Buy	Reporting Person 1	1,700	1.15
8/11/2015	Buy	Reporting Person 1	60,100	1.15
8/11/2015	Buy	Reporting Person 1	10,100	1.14
8/11/2015	Buy	Reporting Person 1	2,200	1.15
8/11/2015	Buy	Reporting Person 1	37,600	1.14
8/11/2015	Buy	Reporting Person 1	5,600	1.13
8/11/2015	Buy	Reporting Person 1	7,200	1.15
8/11/2015	Buy	Reporting Person 1	5,100	1.13
8/11/2015	Buy	Reporting Person 1	5,500	1.13
8/11/2015	Buy	Reporting Person 1	25,700	1.15
8/11/2015	Buy	Reporting Person 1	21,400	1.15

Page 16 of 21 Pages

8/11/2015	Buy	Reporting Person 1	13,900	1.15
8/11/2015	Buy	Reporting Person 1	13,200	1.14
8/11/2015	Buy	Reporting Person 1	6,078	1.15
8/11/2015	Buy	Reporting Person 1	20,200	1.15
8/11/2015	Buy	Reporting Person 1	2,300	1.15
8/11/2015	Buy	Reporting Person 1	12,100	1.15
8/11/2015	Buy	Reporting Person 1	1,100	1.15
8/11/2015	Buy	Reporting Person 1	5,200	1.14
8/11/2015	Buy	Reporting Person 1	2,600	1.14
8/11/2015	Buy	Reporting Person 1	6,400	1.13
8/11/2015	Buy	Reporting Person 1	4,200	1.15
8/11/2015	Buy	Reporting Person 1	19,600	1.15
8/11/2015	Buy	Reporting Person 1	900	1.15
8/11/2015	Buy	Reporting Person 1	12,200	1.15
8/11/2015	Buy	Reporting Person 1	7,200	1.16
8/11/2015	Buy	Reporting Person 1	5,600	1.15
8/11/2015	Buy	Reporting Person 1	700	1.16
8/11/2015	Buy	Reporting Person 1	8,000	1.14
8/11/2015	Buy	Reporting Person 1	2,600	1.15
8/11/2015	Buy	Reporting Person 1	12,800	1.15
8/11/2015	Buy	Reporting Person 1	19,800	1.14
8/11/2015	Buy	Reporting Person 1	24,500	1.14
8/11/2015	Buy	Reporting Person 1	5,100	1.15
8/11/2015	Buy	Reporting Person 1	15,500	1.14

Page 17 of 21 Pages

8/11/2015	Buy	Reporting Person 1	29,200	1.14
8/11/2015	Buy	Reporting Person 1	23,900	1.14
8/11/2015	Buy	Reporting Person 1	22,000	1.15
8/11/2015	Buy	Reporting Person 1	56,700	1.15
8/11/2015	Buy	Reporting Person 1	3,600	1.15
8/11/2015	Buy	Reporting Person 1	400	1.18
8/11/2015	Buy	Reporting Person 1	5,600	1.13
8/11/2015	Buy	Reporting Person 1	11,700	1.15
8/11/2015	Buy	Reporting Person 1	5,600	1.13
8/11/2015	Buy	Reporting Person 1	3,000	1.15
8/11/2015	Buy	Reporting Person 1	2,300	1.13
8/11/2015	Buy	Reporting Person 1	6,400	1.15
8/11/2015	Buy	Reporting Person 1	11,800	1.17
8/11/2015	Buy	Reporting Person 1	16,700	1.15
8/11/2015	Buy	Reporting Person 1	15,400	1.15
8/11/2015	Buy	Reporting Person 1	5,300	1.15
8/11/2015	Buy	Reporting Person 1	2,200	1.15
8/11/2015	Buy	Reporting Person 1	2,700	1.15
8/11/2015	Buy	Reporting Person 1	33,900	1.14
8/11/2015	Buy	Reporting Person 1	5,600	1.13
8/11/2015	Buy	Reporting Person 1	2,832	1.17
8/11/2015	Buy	Reporting Person 1	3,700	1.13
8/11/2015	Buy	Reporting Person 1	14,000	1.15
8/11/2015	Buy	Reporting Person 1	4,900	1.13

Page 18 of 21 Pages

8/11/2015	Buy	Reporting Person 1	2,000	1.15
8/11/2015	Buy	Reporting Person 1	2,200	1.13
8/11/2015	Buy	Reporting Person 1	5,100	1.15
8/11/2015	Buy	Reporting Person 1	8,000	1.15
8/11/2015	Buy	Reporting Person 1	800	1.15
8/11/2015	Buy	Reporting Person 1	7,800	1.15
8/11/2015	Buy	Reporting Person 1	3,200	1.13
8/11/2015	Buy	Reporting Person 1	5,400	1.15
8/11/2015	Buy	Reporting Person 1	37,700	1.14
8/11/2015	Buy	Reporting Person 1	1,100	1.14
8/11/2015	Buy	Reporting Person 1	3,900	1.15
8/11/2015	Buy	Reporting Person 1	26,800	1.15
8/11/2015	Buy	Reporting Person 1	12,400	1.16
8/11/2015	Buy	Reporting Person 1	3,300	1.15
8/11/2015	Buy	Reporting Person 1	3,200	1.15
8/11/2015	Buy	Reporting Person 1	4,500	1.15
8/11/2015	Buy	Reporting Person 1	7,100	1.13
8/11/2015	Buy	Reporting Person 1	4,000	1.13
8/11/2015	Buy	Reporting Person 1	1,800	1.15
8/11/2015	Buy	Reporting Person 1	7,700	1.13
8/11/2015	Buy	Reporting Person 1	2,900	1.15
8/11/2015	Buy	Reporting Person 1	2,400	1.15
8/11/2015	Buy	Reporting Person 1	28,900	1.14
8/11/2015	Buy	Reporting Person 1	3,400	1.14

Page 19 of 21 Pages

8/11/2015	Buy	Reporting Person 1	2,600	1.13
8/11/2015	Buy	Reporting Person 1	2,100	1.15
8/11/2015	Buy	Reporting Person 1	8,600	1.23
8/11/2015	Buy	Reporting Person 1	9,300	1.13
8/11/2015	Buy	Reporting Person 1	4,000	1.13
8/11/2015	Buy	Reporting Person 1	8,000	1.14
8/11/2015	Buy	Reporting Person 1	7,400	1.14
8/11/2015	Buy	Reporting Person 1	16,600	1.15
8/11/2015	Buy	Reporting Person 1	24,800	1.15
8/11/2015	Buy	Reporting Person 1	8,200	1.13
8/11/2015	Buy	Reporting Person 1	14,600	1.14
8/11/2015	Buy	Reporting Person 1	3,900	1.15
8/11/2015	Buy	Reporting Person 1	2,100	1.13
8/11/2015	Buy	Reporting Person 1	3,100	1.15
8/11/2015	Buy	Reporting Person 1	19,100	1.15
8/11/2015	Buy	Reporting Person 1	12,500	1.14
8/11/2015	Buy	Reporting Person 1	9,000	1.14
8/11/2015	Buy	Reporting Person 1	2,200	1.15
8/11/2015	Buy	Reporting Person 1	7,600	1.15
8/13/2015	Buy	Reporting Person 1	27,000	1.05

Page 20 of 21 Pages

Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 17, 2015	Private Capital Management, LLC

	By:	/s/ Chad D. Atkins
Chad D. Atkins
President, General Counsel and CCO

Gregg J. Powers

By:	/s/ Gregg J. Powers
CEO & Portfolio Manager, Private Capital Management, LLC

 Page 21 of 21 Pages